UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Strategic update

December 1, 2011 - 3:30 a.m. CET

DELHAIZE GROUP PLANS 450 NEW STORES IN ITS HIGH GROWTH OPERATIONS IN

THE NEXT THREE YEARS

BRUSSELS, Belgium, December 1, 2011 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announces today, during its Analyst Meeting held in the U.S., plans to further accelerate store openings in its newer operations and achieve Group annual revenue growth of 5 to 7% within three years. Additional cost savings will be generated and used to invest in the many sales building initiatives that will support accelerating growth.

Speaking at the Analyst Meeting, Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “Two years into the execution of the New Game Plan, aimed at accelerating revenue and operating profit growth, we are making a lot of progress in a difficult environment. We are strengthening our brands, stepping up price investments at all our operating companies, further developing our formats and generating the means to fund these initiatives through structural changes in the way we operate. We have also completed a strategic acquisition of the Delta Maxi operations in Southeastern Europe, a move that we expect to substantially change the growth profile of our Group. We are confident that our Group will be able to seize the many opportunities that come with the challenging environment we operate in. While we continue to be focused on the disciplined execution of the many projects that are ongoing, we are ready to accelerate our store opening plans.”

Accelerate store openings in our Newer Operations

Delhaize Group’s newer operations, the combination of its new markets (Southeastern Europe and Asia) and new formats (Bottom Dollar Food in the U.S. and Red Market in Europe), have contributed significantly to the Group’s revenue and operating profit growth during the first two years of the New Game Plan. With the recent acquisition of Delta Maxi, the Group has further strengthened its base in countries that provide significant potential for growth.

Additionally, the encouraging results of Bottom Dollar Food in the Philadelphia market support plans for expansion in additional markets that present the same growth profile. This will include hundreds of new Bottom Dollar Food stores over the next five years.

The Group expects to open approximately 450 stores in its high growth newer operations in the three year period 2012-2014 which represents a significant step up from the past years. As a result of this important step up in store openings and the encouraging results in the rest of our network, Delhaize Group expects to generate revenue growth of 5 to 7% annually within three years.

Generate additional gross cost savings to fund sales building initiatives

As of the end of the second quarter of 2011, halfway through the three year period to generate EUR 500 million in annual gross cost savings, Delhaize Group had realized already approximately 60% of this target. Today, Delhaize Group expects to exceed this target, mainly due to increased savings in cost of goods sold, which will enable it to invest more in sales building initiatives should the economic and competitive environment require it do to so.

More information

The presentations will be broadcast live over the Internet (audio only) on December 1, 2011 starting at 8:00 a.m. ET (02:00 p.m. CET) and on December 2, 2011 starting at 9:00 a.m. ET (03:00 p.m. CET) at www.delhaizegroup.com. A replay of this webcast will be available on the same website starting 90 minutes after each event.

The slides of the respective presentations will also be available on Delhaize Group’s website (www.delhaizegroup.com) as from 8:00 a.m. ET (02:00 p.m. CET) on December 1, 2011 and as from 9:00 a.m. ET (3:00 p.m. CET) on December 2, 2011.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in eleven countries on three continents. At the end of the third quarter of 2011, Delhaize Group’s sales network consisted of 3 362 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of the third quarter of 2011, Delhaize Group employed approximately 154 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62

Aurélie Bultynck: + 32 2 412 83 61

Steven Vandenbroeke (media): +32 2 412 86 69

Amy Shue (U.S. investors): +1 704 633 82 50 (ext. 2529)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings under the New Game Plan, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	December 2, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President